Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Nine Months Ended Sept. 30, 2010	Years Ended December 31
		2009	2008	2007	2006	2005
Fixed charges
Interest expense	$76.8	$95.2	$85.1	$76.3	$77.2	$64.7
Interest capitalized during the period	6.8	7.5	9.0	9.1	9.9	15.0
Amortization of debt issuance expenses	2.0	3.3	4.1	3.8	3.8	3.4
Portion of rental expense representative of interest	26.2	34.9	46.9	52.4	53.7	58.0

Total Fixed Charges	111.8	140.9	145.1	141.6	144.6	141.1

Earnings
Income (loss) from continuing operations before income taxes	119.7	218.2	(97.6)	14.8	(228.9)	(154.8)
Add (deduct) the following:
Share of loss (income) of associated companies	—	—	—	—	4.5	(7.2)
Amortization of capitalized interest	6.9	11.6	16.1	14.5	13.7	12.9

Subtotal	126.6	229.8	(81.5)	29.3	(210.7)	(149.1)

Fixed charges per above	111.8	140.9	145.1	141.6	144.6	141.1
Less interest capitalized during the period	(6.8)	(7.5)	(9.0)	(9.1)	(9.9)	(15.0)

Total earnings (loss)	$231.6	$363.2	$54.6	$161.8	$(76.0)	$(23.0)

Ratio of earnings to fixed charges	2.07	2.58	*	1.14	*	*

*	Earnings for the years ended December 31, 2008, 2006 and 2005 were inadequate to cover fixed charges by $90.5 million, $220.6 million and $164.1 million, respectively.